Filed Pursuant to Rule 433

Registration No. 333-150722

June 16, 2010

THE WESTERN UNION COMPANY

$250,000,000 6.200% Notes Due 2040

Issuer:	The Western Union Company

Security Type:	Senior Unsecured Notes

Principal Amount:	$250,000,000

Pricing Date:	June 16, 2010

Settlement Date:	June 21, 2010 (T+3)

Maturity Date:	June 21, 2040

Benchmark Treasury:	4.625% due February 15, 2040

Benchmark Price / Yield:	107-00 / 4.209%

Spread to Benchmark:	+200 basis points

Yield to Maturity:	6.209%

Coupon (Interest Rate):	6.200%

Price to Public:	99.878% / $249,695,000

Net Proceeds (before expenses) to Issuer:	99.003% / $247,507,500

Interest Payment Dates:	June 21 and December 21 of each year, beginning on December 21, 2010

Optional Redemption:	Make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at Treasury rate plus 30 basis points

CUSIP / ISIN:	959802AM1 / US959802AM19

Bookrunners:	Banc of America Securities LLC

Barclays Capital Inc.

Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Barclays Capital Inc. at 1-800-603-5847 or Wells Fargo Securities, LLC at 1-800-326-5897.

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